DT Asia Investments Limited
Room 1102, 11/F, Beautiful Group Tower
77 Connaught Road Central
Hong Kong

September 25, 2014

VIA EDGAR
John Reynolds
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	DT Asia Investments Limited Registration Statement on Form S-1 Filed July 1, 2014 File No. 333-197187

Dear Mr. Reynolds:

DT Asia Investments Limited (the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 25, 2014, regarding our Amendment No. 5 to our Registration Statement on Form S-1 (the “Registration Statement”) filed on September 23, 2014. A marked version of Amendment No. 6 to the Form S-1 (“Amendment No. 6”) is enclosed herewith reflecting all changes to the Amendment No. 5 to the Form S-1 submitted on September 23, 2014.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

1.
We note the disclosure added to pages 7 and 111 that in the event the company will not be the surviving entity upon consummation of the initial business combination, “each holder of a right will be required to affirmatively convert his/her or its rights in order to receive the 1/10 share underlying each right (without paying any additional consideration) upon consummation of the business combination.” We also note that you did not revise the statement on the cover page and elsewhere that each right holder will receive one-tenth of an ordinary share “automatically on the consummation of an initial business combination.” Please revise such references to be consistent with the rights agreement as filed with this amendment.

Pursuant to the Staff’s comment, we have revised Amendment No. 6, on the cover page and throughout the prospectus with respect to references to the conversion of the rights.

In making our responses we acknowledge that:

•   the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•   should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•   the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com, or Ying Li, Esq. at yli@egsllp.com to reach them by telephone at (212) 370-1300.

Very truly yours,

DT ASIA INVESTMENTS LIMITED

By:  /s/ Emily Tong
        Chairwoman